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                                                                       EXHIBIT 3

PCD Investments, LLC
1871 Folsom Street, Suite 106
Boulder, CO 80302
Tel (303) 526-7636
Fax (303) 526-2825






December 7, 2001





PlanetCAD, Inc.
Attn:  James Bracking, CEO & Director
2520 55th Street
Suite 200
Boulder, CO 80301

Dear Mr. Bracking,

         We are in receipt of your letter dated December 5, 2001 rejecting our December 4, 2001 proposal to acquire all of the outstanding shares of PlanetCAD, Inc. at $0.24 per share, approximately a 50% premium to current market value. As a major shareholder, we certainly hope that the board and management are correct in concluding that PlanetCAD's true value exceeds our offer.

         To validate that conclusion, we request that the Board retain an independent financial advisor to evaluate our offer, review the Company's revenue forecasts and expense levels, and explore the Company's strategic alternatives including a possible sale of the company.

         We are surprised that the Company and its Directors could so rapidly (within 24 hours) diligently evaluate our offer along with the Company's prospects for realizing greater value for the Company's shareholders, particularly without the aid of a financial advisor. We are also surprised that you chose not to respond to your largest shareholder's expressions of concern regarding financial and operating issues.

         Our proposal provided a significant, all cash premium to the Company's shareholders and was subject to shareholder approval. It did not represent an "attempt to take the value of PCD's assets and growth plans from PlanetCAD's stockholders," as indicated in your letter.

         You have indicated that the Company may take steps to "protect" stockholders' interests. Naturally, as the Company's largest shareholder, we applaud efforts to increase the Company's value, but we will actively oppose actions that we believe reduce such value or diminish shareholder rights. Our proposal set forth a clear path for shareholder liquidity with a significant


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market premium while enabling us to work to improve the Company's unacceptable and deteriorating financial performance.

         As the Company's largest shareholder, our interests in improving Company performance, share price and liquidity are aligned with all stockholders, and we invite you to work with us to improve Company value.



                                             Sincerely yours,



                                             Eric A. Weissmann
                                             President


CC:  PlanetCAD Board of Directors